Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-232144

Dated November 3, 2020

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes Linked to the PHLX Housing SectorSM Index
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately two years, if not called
Market Measure	The PHLX Housing SectorSM Index (Bloomberg symbol: “HGX”)
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Date	Approximately one year from the pricing date
Call Amount	[$11.12 to $11.22] if called on the first Observation Date, to be determined on the pricing date
Payout Profile at Maturity

•          If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•          If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•          1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	125% of the Starting Value
Step Up Payment	$2.50 per unit, a 25% return over the principal amount
Threshold Value	100% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/ 000095010320021310/dp139582_424b2-3600baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•     If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•     Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•     The initial estimated value of the notes on the pricing date will be less than their public offering price.

•     If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•     If called, your return on the notes is limited to the Call Premium.

•     You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•     The stocks included in the Index are concentrated in one sector.

•     A limited number of Index Securities may affect its level and the Index is not necessarily representative of the U.S. housing construction industry.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%(1)	$12.50(2)	25.00%
5.00%	$12.50	25.00%
10.00%	$12.50	25.00%
20.00%	$12.50	25.00%
25.00%(3)	$12.50	25.00%
30.00%	$13.00	30.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.

(2)	This amount represents the sum of the principal amount and the Step Up Payment of $2.50.

(3)	This hypothetical percentage change corresponds to the Step Up Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.